Exhibit B

Form of Proxy	British Sky Broadcasting Group plc 2008 Annual General Meeting

+ Shareholder name to be inserted	+

Voting I.D.	Task I.D.	Shareholder Reference Number
00000000000	00000000000	00000000000
Form of Proxy for 2008 Annual General Meeting of British Sky Broadcasting Group plc

You may appoint a proxy electronically, instead of using this form. Guidance notes are given on this form and in the accompanying Notice of Annual General Meeting.
I/We the undersigned, being (a) member(s) of British Sky Broadcasting Group plc (the Company) hereby appoint the Chairman of the Meeting or

Please leave this box blank if you have selected the Chairman. Do not insert your own name(s)
as my (our) proxy to vote for me (us) on my (our) behalf at the Annual General Meeting of the Company to be held on Friday 26 September 2008 at The Cumberland Hotel, Great Cumberland Place, London W1H 7DL at 10.00am and at any adjournment thereof. The proxy should be directed to vote (or abstain from voting) as he/she thinks fit on any resolutions on which no direction is given and on any other business which arises at the meeting ..
Please indicate your vote by marking the appropriate boxes in black ink like this: ☒

Resolutions	For	Against	Withheld

01 To receive the financial statements for the year ended 30 June 2008, together with the report of the Directors and Auditors thereon	☐	☐	☐

02 To declare a final dividend for the year ended 30 June 2008	☐	☐	☐

03 To reappoint Andrew Griffith as a Director	☐	☐	☐

04 To reappoint Daniel Rimer as a Director	☐	☐	☐

05 To reappoint David Evans as a Director (Member of Remuneration Committee)	☐	☐	☐

06 To reappoint Allan Leighton as a Director (Chairman of Audit Committee)	☐	☐	☐

07 To reappoint James Murdoch as a Director	☐	☐	☐

08 To reappoint Lord Wilson of Dinton as a Director (Chairman of Corporate Governance and Nominations Committee)	☐	☐	☐

09 To reappoint David F. DeVoe as a Director	☐	☐	☐

10 To reappoint Arthur Siskind as a Director (Member of Corporate Governance and Nominations Committee)	☐	☐	☐

11 To reappoint Deloitte & Touche LLP as Auditors of the Company and to authorise the Directors to agree their remuneration	☐	☐	☐

12 To approve the report on Directors’ remuneration for the year ended 30 June 2008	☐	☐	☐

13 To authorise the Company and its subsidiaries to make political donations and incur political expenditure	☐	☐	☐

14 To authorise the Directors to allot shares under Section 80 of the Companies Act 1985	☐	☐	☐

15 To disapply statutory pre-emption rights (Special Resolution)	☐	☐	☐

16 To increase the maximum aggregate fees permitted to be paid to Non-Executive Directors for their services in the office of Director	☐	☐	☐

17 To adopt new articles of association (Special Resolution)	☐	☐	☐

18 To approve the 2008 Long-Term Incentive Plan	☐	☐	☐

Multiple proxy appointments — if you are making multiple appointments please complete this section (see note 2)

Please tick here if the appointment being made by this Form of Proxy is one of multiple appointments being made	☐	Please indicate the number of shares your appointed proxy is authorised to act on your behalf	Number of Shares

	Date	Signature(s)	Product I.D.

+			0938-022-S	+

This form should not be used for any comments, change of address, or other queries. Please send a separate instruction.
This form should be returned in the envelope provided by 10.00am on 24 September 2008.

Admission card	British Sky Broadcasting Group plc 2008 Annual General Meeting
Shareholder name to be inserted
The 2008 Annual General Meeting of British Sky Broadcasting Group plc
will take place at The Cumberland Hotel, Great Cumberland Place, London
W1H 7DL on Friday 26 September 2008 at 10.00am.
If you attend the meeting, please bring this attendance card with you. It will help to ensure that you gain admission as quickly as possible. A location map is on the reverse of this card.

Notification of Availability British Sky Broadcasting Group plc – 2008 Annual Report and Accounts
Name
Address Line 1
Address Line 2
Address Line 3
Address Line 4
Address Line 5
Address Line 6
Address Line 7
Dear Shareholder
This is a notification to inform you that Sky’s Annual Review 2008 and Annual Report and Accounts 2008 are available to view or download on the Company’s corporate website at www.sky.com/corporate.
Following changes introduced by the Companies Act 2006, and as a continuation of Sky’s concern to limit its environmental impact, the Company’s Articles of Association were amended at its 2007 Annual General Meeting to allow the Company to provide shareholder documents via its website.
In September 2007, the Company sent all shareholders a Shareholder Communications Election Form. The election form enabled you to choose to receive a notification either by email or by post that the Company’s financial documents (and other documentation and information generally sent to shareholders) are available on the Company’s website, or to receive a hard copy of the documents by post.
Depending on the choice you made at that time, you will find enclosed with this notification two or more of the following documents:
•	Notice of Annual General Meeting 2008

•	Form of Proxy

•	Annual Review 2008

•	Annual Report and Accounts 2008
The year at a glance detailed over the page has been extracted from the Annual Review. The extract and this notification should not be regarded as a substitute for reading the Notice of Annual General Meeting and Annual Report and Accounts in full before taking any decision in respect of those documents.
If you would like us to amend your record so that you receive paper copies of the Annual Review or the Annual Report and Accounts in the future, please contact the Company’s Registrar, Equiniti, by post at Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA. Please ensure that you quote your shareholder reference number which can be found on the Form of Proxy attached.
Dave Gormley
Company Secretary
Registered Number: 2247735
Registered office:
Grant Way
Isleworth
Middlesex TW7 5QD
8 August 2008
This document is important and requires your immediate attention.
If you are in doubt about its contents or the action you should take, you are recommended to seek your own personal financial advice without delay from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised pursuant to the Financial Services and Markets Act 2000.
If you have sold or transferred all your ordinary shares in British Sky Broadcasting Group plc, please forward this document and the accompanying Form of Proxy at once to the purchaser or transferee or the agent through whom the sale or transfer was effected for onward transmission to the purchaser or transferee.

The year at a glance

JULY 2007	AUGUST 2007	SEPTEMBER 2007	OCTOBER 2007

Sky announces £125 million offer for Amstrad plc to drive innovation for customers and supply chain efficiency.	Sky Sports begins its biggest ever season of FA Premier League coverage, with 92 matches exclusively live and more ways to watch than ever before: on TV, in HD, online and on mobile phones.	The ‘Believe in better’ message takes centre stage in Sky’s new brand marketing campaign.	Sky Broadband passes the milestone of one million customers after just 15 months.

NOVEMBER 2007	DECEMBER 2007	JANUARY 2008	FEBRUARY 2008

Sky is named among Britain’s top three “Most Admired” companies by Management Today magazine.	Sky Box Office breaks records for a pay-per-view event with more than one million ‘buys’ for Ricky Hatton vs Floyd Mayweather.	Environmental charity Global Action Plan is named as Sky’s charity partner for the next three years.	Sky News is named News Channel of the Year by the Royal Television Society for the sixth time in seven years after winning praise for “highly polished and outstanding” coverage.

MARCH 2008	APRIL 2008	MAY 2008	JUNE 2008

The Colour of Magic attracts Sky One’s biggest audience of 2007–2008 with 2.2 million viewers for the premiere of its first episode.	Sky Sports secures a new three-year deal for UEFA Champions League rights from 2009, bringing customers more live coverage on more match days.	Sky Arts broadcasts coverage of the Hay Festival, the UK’s pre-eminent literary festival.	Sky One is named Entertainment Channel of the Year at the Broadcast Digital Channel Awards.

Notes to the Form of Proxy

01	Any shareholder of the Company who is unable or does not wish to attend the AGM is entitled to appoint one or more proxies to exercise all or any of his rights to attend and to speak and vote on his behalf at the meeting. A proxy need not be a shareholder of the Company but must attend the meeting for the shareholder’s vote to be counted.

02	A shareholder may appoint more than one proxy in relation to the meeting provided that each proxy is appointed to exercise the rights attached to different shares. To appoint more than one proxy, you must complete a separate Form of Proxy for each proxy. You may copy your original Form of Proxy, or alternatively, additional proxy forms can be obtained from Equiniti Limited on telephone no. 0871 384 2091. If the proxy instruction is one of multiple instructions being given, please tick the box provided beneath the resolutions. You should also indicate the number of shares for which each proxy is authorised to act on your behalf. If this box is left blank the proxy will be deemed to be authorised in respect of your full voting entitlement. All forms must be signed and should be returned together in the same envelope.

03	To be valid your signed and dated Form of Proxy must be received by hand or by post at the offices of the Company’s registrars, Equiniti Limited, Aspect House, Spencer Road, Lancing, West Sussex BN99 6GN as soon as possible and no later than 10.00am on 24 September 2008. Any power of attorney or any other such authority under which the Form of Proxy is signed (or a copy of such authority certified notarially) must be included with the Form of Proxy. In the case of a corporation, the Form of Proxy should be exercised under the corporation’s common seal and/or by the duly authorised officer or person.

When two or more valid proxy appointments are received in respect of the same share for use at the same meeting, the one which was last received shall be treated as replacing and revoking the others in their entirety as regards that share. If the Company is unable to determine the one which was last received, none of them shall be valid in respect of that share.

04	The “vote withheld” box on the Form of Proxy is provided to enable you to abstain on any particular resolution. However, it should be noted that a “vote withheld” is not a vote in law and will not be counted in the calculation of the proportion of votes “for” and “against” a resolution but will be counted to establish if a quorum is present.
05	As an alternative to completing a hardcopy Form of Proxy, you can appoint a proxy electronically by visiting www.sharevote.co.uk. You will need your Voting I.D., Task I.D. and Shareholder Reference Number (this is the series of numbers printed under your name on the Form of Proxy). Alternatively, if you have already registered with Equiniti Limited’s online portfolio service, Shareview, you can submit your Form of Proxy at www.shareview.co.uk (click on ‘Company Meetings’). Full instructions are given on both websites. To be valid, your proxy appointment and instructions should reach Equiniti Limited no later than 10.00am on 24 September 2008.

06	Only those shareholders registered in the register of members of the Company at 6.00pm on 24 September 2008 shall be entitled to attend or vote at the meeting in respect of the number of shares registered in their name at that time. Changes to the entries on the register of members after 6.00pm on 24 October 2008 shall be disregarded in determining the rights of any person to attend or vote at the meeting.

07	In the case of joint registered holders, the signature of one holder on a Form of Proxy will be accepted and the vote of the senior holder who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders. For this purpose, seniority shall be determined by the order in which the names stand on the register of members of the Company in respect of the relevant joint holding (the first named being the most senior).

08	To appoint one or more proxies or to give an instruction to a proxy (whether previously appointed or otherwise) via the CREST system, CREST messages must be received by the issuer’s agent (ID number RA19) by 10.00am on 24 September 2008. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp generated by the CREST system) from which the issuer’s agent is able to retrieve the message. The Company may treat as invalid a proxy appointment sent by CREST in the circumstances set out in Regulation 35(5)(a) of the Uncertified Securities Regulations 2001.

09	If the Form of Proxy is returned without indication as to voting on any or all of the specified resolutions, or if any other business arises at the meeting, the proxy can exercise his/her discretion as to whether, and if so how, he/she votes on the specified resolutions or other business.

10	Return of this Form of Proxy will not prevent a registered shareholder from attending the meeting and voting in person. If a shareholder attends the meeting in person, his proxy appointment will automatically be terminated.

How to get to the venue:

Road	Air
From Marble Arch monument take the first left down Great Cumberland Place where you will find the hotel’s entrance. NCP parking is available nearby on Bryanston Street at an additional charge.	From Heathrow (18 miles), take the Heathrow Express train (every 15 minutes) to Paddington Station. A taxi from Paddington will take 10 minutes to get to the hotel. Alternatively you can catch the Heathrow Airport Bus Service that stops on Oxford Street. When you are on Oxford Street, go towards Marble Arch and you will need to turn right onto Great Cumberland Place where you will find the hotel’s entrance.

Rail
From Victoria Railway Station (2 miles), take the bus to Oxford Street and Marble Arch. The hotel’s entrance is situated on Great Cumberland Place. Paddington and Marylebone station are also 2 miles away.